Exhibit 12.1

Landry’s Restaurants, Inc.

Ratio of Earnings to Fixed Charges, Continuing Operations (Dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Income from continuing operations, before taxes	9,742,308	3,582,511	20,704	41,976	47,769	43,177	28,601
Fixed charges, as adjusted	29,008,246	25,436,055	98,676	92,553	66,370	49,418	25,850

	38,750,554	29,018,566	119,380	134,529	114,139	92,595	54,451

Fixed charges:
Interest expense including amortization of debt costs	24,708,105	20,847,244	80,538	74,957	49,806	33,888	11,177
Capitalized interest	1,695,534	268,855	3,085	3,621	3,873	675	1,242
Interest factor on rent ( 1/3 rent expense)	4,300,141	4,588,811	18,138	17,596	16,564	15,530	14,673
Total fixed charges	30,703,780	25,704,910	101,761	96,174	70,243	50,093	27,092
Less capitalized interest	(1,695,534)	(268,855)	(3,085)	(3,621)	(3,873)	(675)	(1,242)

Fixed charges, as adjusted	29,008,246	25,436,055	98,676	92,553	66,370	49,418	25,850

Ratio of earnings to fixed charges	1.3	1.1	1.2	1.4	1.6	1.8	2.0